

PACRIM DEVELOPMENTS INC.
SUITE 11, 117 KEARNEY LAKE ROAD, HALIFAX, NOVA SCOTIA, CANADA B3M 4N9
902•457•0144 FAX 902•457•3277



04030475

May 14, 2004



RECEIVED
2004 MAY 25 P 12:51
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington, D.C. 20549
Mail Stop 3-2

Re: Pacrim International Capital Inc.
File Number 82-3812

SUPPL

Dear Sirs,

Please find enclosed a copy of the recent filings made by the above company on the Toronto Stock Exchange. If you have any questions, please do not hesitate to contact the writer at (902) 443-5366.

Yours truly,

Tracy C. Sherren CA
Chief Financial Officer

PROCESSED
MAY 27 2004
THOMSON FINANCIAL
5/27

file
82-3812



PACRIM INTERNATIONAL CAPITAL INC.


RECEIVED
2004 MAY 25 P 12:51
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SECOND QUARTER RESULTS

TO

DECEMBER 31, 2003

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PACRIM INTERNATIONAL CAPITAL INC.
Consolidated Balance Sheets
As at December 31 and June 30, 2003
(Unaudited – Prepared by Management)

	December 31 2003 $	June 30 2003 $
Assets		
Income properties		
Rental properties	39,721,877	37,524,390
Hotels and other	21,458,635	22,178,668
Condominium properties under development	11,077,329	11,084,248
Other properties under development	796,836	3,173,328
	73,054,677	73,960,634
Other		
Cash and cash equivalents	584,536	327,158
Deposits	1,526,776	1,489,458
Amounts receivable	1,405,786	2,248,289
Prepaid expenses and deferred charges	3,052,333	3,193,495
Other assets	13,344,059	16,032,371
	92,968,167	97,251,405
Liabilities		
Mortgages payable	65,859,000	64,469,631
Other liabilities		
Accounts payable and accrued liabilities	4,817,998	10,987,377
Future income tax liability	1,774,821	1,305,645
Other debt	650,090	723,117
	73,101,909	77,485,770
Shareholders' Equity		
Capital stock	1,120,448	8,155,448
Adjustment arising on reorganization	-	(5,068,005)
Contributed surplus	2,989,916	1,093,271
Retained earnings	15,755,894	15,584,921
	19,866,258	19,765,635
	92,968,167	97,251,405

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PACRIM INTERNATIONAL CAPITAL INC.
Consolidated Statements of Income
For the three and six months ended December 31, 2003 and 2002
(Unaudited – Prepared by Management)

	Three months ended December 31		Six months ended December 31	
	2003	**2002**	**2003**	**2002**
	$	**$**	**$**	**$**
Revenue	10,386,788	10,891,685	22,276,656	19,371,622
Expenses				
Amortization	744,402	771,334	1,487,450	2,008,910
Direct costs	7,502,112	8,325,022	15,500,202	13,034,706
Mortgage interest	1,422,998	1,112,832	2,649,609	2,400,640
	9,669,513	10,209,188	19,637,262	17,444,256
Income from properties	717,275	682,497	2,639,394	1,927,366
General and administrative expenses	990,784	1,380,835	1,930,970	2,309,353
Income (loss) before the following	(273,509)	(698,338)	708,424	(381,987)
Gain on sale of hotel	-	2,410	-	9,450,624
Gain on repayment of debt	-	500,000	-	500,000
Gain on sale of restaurant	-	-	3,046	-
Gain on sale of marketable securities	16,595	-	16,595	-
Reduction of (increase in) provision against marketable securities	(1,717)	-	78,495	(73,587)
Income (loss) before income taxes	(258,632)	(195,928)	806,559	9,495,050
Provision for income taxes	92,739	(29,468)	635,586	2,235,899
Net income (loss) for the period	(351,371)	(166,460)	170,973	7,259,151
Basic and fully diluted earnings per share	.00	.00	.00	.11

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PACRIM INTERNATIONAL CAPITAL INC.

Consolidated Statements of Retained Earnings

For the six months ended December 31, 2003 and 2002

(Unaudited - Prepared by Management)

	Six months ended December 31	
	2003	**2002**
	$	**$**
Retained earnings, beginning of period	15,584,921	12,367,355
Net income	170,973	7,259,151
Retained earnings, end of period	15,755,894	19,626,506

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PACRIM INTERNATIONAL CAPITAL INC.
Consolidated Statements of Cash Flows
For the three and six months ended December 31, 2003 and 2002
(Unaudited – Prepared by Management)

	3 months ended December 31		6 months ended December 31	
	2003 $	**2002 $**	**2003 $**	**2002 $**
Cash provided by (used in)				
Operating activities				
Net income (loss) for the period	(351,371)	(166,460)	170,973	7,259,151
Charges (credits) to income not involving cash				
Amortization	744,402	771,334	1,487,450	2,008,910
Equity in the results of an affiliated company	12,175	7,654	28,494	13,353
Gain on sale of hotel	-	(2,410)	-	(9,450,624)
Gain on repayment of debt	-	(500,000)	-	(500,000)
Gain on sale of restaurant	-	-	(3,046)	-
Increase in (reduction of) provision against marketable securities	1,717		(78,495)	73,587
Future income taxes	8,829	(26,524)	469,176	2,265,367
Funds from operations	415,752	83,594	2,074,552	1,669,744
Lease inducements	-	(89,389)	(797,250)	(103,241)
Net change in non-cash operating assets and liabilities	199,368	3,246,556	(4,565,386)	(3,827,452)
Cash flow from (used in) operating activities	615,121	3,240,761	(3,288,083)	(2,260,949)
Financing activities				
Mortgage financing	9,578,399	1,800,000	13,433,582	8,728,318
Mortgage principal repayment	(10,181,567)	(4,079,805)	(12,044,213)	(69,147,774)
Increase (decrease) in other debt	(86,658)	40,491	(73,027)	75,525
Cash flow from (used in) financing activities	(689,826)	(2,239,314)	1,316,342	(60,343,931)
Investing activities				
Capital expenditures				
Rental properties	(187,817)	(133,469)	(345,312)	(234,252)
Hotels	(18,241)	(230,817)	(207,042)	(438,576)
Properties under development	(190,287)	(454,987)	(261,433)	(977,846)
Decrease (increase) in loans receivable	416,873	(536,397)	2,670,041	(596,350)
Redemption of preferred shares	(70,350)	-	(70,350)	-
Proceeds from sale of income properties, net of costs	-	-	443,215	64,283,526
Cash flow from investing activities	(49,822)	(1,355,670)	2,229,119	62,036,502
Net change in cash and cash equivalents during the periods	(124,527)	(354,223)	257,378	(568,378)
Cash and cash equivalents, Beginning of periods	709,063	2,787,232	327,158	3,001,387
Cash and cash equivalents, End of periods	584,536	2,433,009	584,536	2,433,009
Supplemental cash flow information				
Interest income received	16,079	14,955	27,946	34,398
Interest paid	1,307,803	1,209,835	2,611,817	2,515,338
Taxes paid	61,831	82,500	226,525	165,000

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PACRIM INTERNATIONAL CAPITAL INC.
Notes to the Consolidated Financial Statements
For the six months ended December 31, 2003 and 2002

1. Summary of accounting policies

These statements should be read in conjunction with our financial statements for the year ended June 30th, 2003 presented in our most recent Annual Report. Our Annual Report includes information necessary or useful to understanding the company's businesses and financial statement presentations. In particular, the company's significant accounting policies and practices were presented as Note 2 to the Consolidated Financial Statements.

The quarterly financial statements are unaudited. Financial information in this Report reflects any adjustments (consisting of only normal recurring adjustments) that are, in the opinion of management, necessary to reflect a fair statement of results for the interim periods in accordance with generally accepted accounting principals in Canada.

2. Share capital

Common shares
Authorized:
1,200,000,000 common shares with a par value of $0.01 each.
Issued and outstanding: 63,357,974 common shares.

3. Segmented information

Industry segments

3 months ended December 31, 2003	**Rental Properties $**	**Hospitality $**	**Condominium Sales and Other $**	**Total $**
Revenue	1,981,104	4,204,722	4,200,962	10,386,787
Expenses				
Amortization	432,356	260,040	52,006	744,402
Direct costs	572,164	3,423,414	3,506,534	7,502,112
Mortgage interest	911,011	416,422	95,565	1,422,998
	1,915,532	4,099,876	3,654,105	9,669,513
Income from properties	65,572	104,846	546,857	717,275

3 months ended December 31, 2002	**Rental Properties $**	**Hospitality $**	**Condominium Sales and Other $**	**Total $**
Revenue	1,738,544	4,486,962	4,666,179	10,891,685
Expenses				
Amortization	453,377	265,501	52,456	771,334
Direct costs	576,942	3,848,894	3,899,186	8,325,022
Mortgage interest	691,286	421,546	-	1,112,832
	1,721,604	4,535,942	3,951,642	10,209,188
Income from properties	16,940	(48,980)	714,537	682,497

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6 months ended December 31, 2003	Rental Properties $	Hospitality $	Condominium Sales and Other $	Total $
Revenue	3,713,613	10,193,143	8,369,900	22,276,655
Expenses				
Amortization	860,573	522,360	104,517	1,487,450
Direct costs	1,077,273	7,334,335	7,088,594	15,500,202
Mortgage interest	1,626,983	833,311	189,315	2,649,609
	3,564,983	8,690,006	7,382,426	19,637,262
Income from properties	148,783	1,503,137	987,474	2,639,394

6 months ended December 31, 2002	Rental Properties $	Hospitality $	Condominium Sales and Other $	Total $
Revenue	3,489,292	10,996,502	4,885,829	19,371,622
Expenses				
Amortization	1,323,054	565,627	120,229	2,008,910
Direct costs	956,288	8,071,637	4,006,781	13,034,706
Mortgage interest	1,430,397	970,243	-	2,400,640
	3,709,738	9,607,508	4,127,010	17,444,256
Income from properties	(220,446)	1,388,994	758,819	1,927,367

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Management Discussion and Analysis

Overview

Pacrim International Capital Inc. (the company) through its wholly owned subsidiary Pacrim Developments Inc. is a growth oriented real estate and hospitality company which is focused on the ownership, development and management of commercial and residential real estate, hotels and restaurants. The company's primary investment objective is the creation of value for its shareholders by maximizing cash flow from its real estate and hotel portfolio and growing its asset base by new development and acquisitions.

The company currently has 600,000 sq.ft. of commercial real estate owned and managed, 246 multi-family units in varying degrees of development, 23 hotels (20 third party) under management and 3 restaurants.

Financial Highlights

	3 months ended December 31		6 months ended December 31	
	2003 $	2002 $	2003 $	2002 $
Revenue	10,386,788	10,891,685	22,276,656	19,371,622
Income from properties	717,275	682,497	2,639,394	1,927,366
Net income	(351,751)	(166,460)	170,973	7,259,151
Funds from operations	415,752	83,594	2,074,552	1,669,744
Total assets	92,968,167	94,152,510	92,968,167	94,152,510
Income properties	73,054,677	69,709,033	73,054,677	69,709,033
Mortgages	65,859,000	62,010,709	65,859,000	62,010,709

Per Common Share

Revenue	0.16	0.17	0.35	0.31
Net income	(0.01)	0.00	0.00	0.11
Funds from operations	0.01	0.00	0.03	0.03

Operations

Revenue

While revenue year to date has increased by $2,905,034, revenue for the second quarter has decreased by $504,897 compared to the same quarter last year.

Real estate

Commercial

Revenue from our rental properties has increased by $242,560 compared to the same quarter last year. Construction of the 35,000 sq.ft. Home Outfitters at 201 Chain Lake Drive was completed in the first quarter. This center is being redeveloped and as a consequence 32,769 sq.ft. of vacancy (approximately 6,300 sq.ft. has been subsequently leased) is being remerchandized with tenants compatible to the new anchor tenant - Home Outfitters. A McDonald's restaurant was also completed at the same site and opened in December. 12,420 sq.ft. of income producing leases commenced during the quarter with an additional 5,920 sq.ft. of renewals. At the end of the quarter total occupancy for the commercial portfolio has increased to 89% from 87% at year-end. Occupancy at the end of the same quarter last year was 83%. Excluding the vacancy at 201 Chain Lake Drive, the commercial portfolio has an occupancy of 94%.

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Condominium sales

Condominium sales include revenue from three developments - The Royalton in Halifax, N.S., Golf Greens in Fredericton, New Brunswick and our share of The Citadel Townhomes joint venture in Calgary, Alberta.

This quarter's sales revenue of $4,030,254 includes $2,569,389 from The Royalton, $1,059,393 from The Citadel and $401,742 from Golf Greens. A total of 32 condominium units were closed this quarter. Last year in Q2 condominium revenue of $4,548,457 was exclusively from Golf Greens representing the closing of the first 31 units of that development.

Year to date revenue from condominium sales has increased from $4,685,726 to $7,929,835 for the first six months of this year. A total of 75 units have been sold year to date compared to 32 units last year.

Hospitality

Hotels

Revenue from the company's three hotels has increased by $165,870 to $2,593,491 this quarter. Year to date revenue has decreased by $125,713 to $6,667,376 as $168,767 relating to the Sheraton Suites Calgary Eau Claire was included in the previous year's results.

Revpar for the quarter has increased from $68.11 in the same quarter last year to $71.49 this quarter. Year to date Revpar has increased from $92.95 for the six months ended December 31, 2002 to $93.94 this year.

Property	2004 Q1 Revpar $	2004 Q2 Revpar $	2004 Q1&Q2 RevPar
Radisson Suite Hotel Halifax	143.60	98.25	120.92
Holiday Inn Express Halifax	101.94	65.10	83.52
Holiday Inn Express Moncton	107.37	57.63	82.50

Property	2003 Q1 Revpar $	2003 Q2 Revpar $	2003 Q1&Q2 RevPar
Radisson Suite Hotel Halifax	149.52	94.53	122.02
Holiday Inn Express Halifax	102.52	62.77	82.65
Holiday Inn Express Moncton	106.27	53.79	80.03

The hotels have maintained occupancy levels consistent with last year but with slightly higher room rates. To counteract the downturn in the travel industry as a result of the war in Iraq and the 9/11 terrorist attacks, we have adjusted our marketing strategy to better focus on the Canadian market. Our market has stayed strong and market penetration has continued to increase.

Restaurants

Revenue from the company's three restaurants has decreased by $474,316 from $1,919,006 to $1,444,690 for the same quarter this year. Last year's revenue from Paddy Flaherty's in Q2 was $354,308. Revenue from the three remaining restaurants has decreased by $120,008. This decrease is the result of lost sales during Hurricane Juan, increased competition as well as a reduction in pedestrian traffic at the MicMac Mall store.

Year to date revenue has decreased by $747,941 from $3,927,373 to $3,179,432 this year. Last year's revenue included $599,163 from Paddy Flaherty's which was sold on

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July 20, 2003. Revenue from the three remaining restaurants has decreased by $196,597 due to the reasons described above.

Hospitality Services

Pacrim Hospitality Services Inc. (PHSI) provides development, design, purchasing and pre-opening services to hospitality ventures on a fee for service basis. PHSI manages a total of 23 hotels located across Canada.

While our ownership interest in Pacrim Hospitality Services Inc has decreased from 50% last year to 45% this year, our revenue from this joint venture has increased by $33,941 for the quarter and $78,030 year to date.

Management fees earned by PHSI have increased by $37,566 for the quarter and $100,089 year to date reflecting improved revenues from existing properties and the opening of four new Super 8 properties in Ontario, Nova Scotia and New Brunswick.

As more properties have opened and existing properties have matured, PHSI's equity interests in Super 8 properties have yielded increased income. This quarter includes equity income earned of $5,668 compared to a loss of $1,010 for the same quarter last year. Year to date equity income has increased to $18,295.

In January 2003, Intergy, PHSI's e-commerce and reservation center, began generating service fees resulting in revenue of $24,000 for this quarter and $47,750 year to date.

Second quarter revenue also includes $25,000 of development fees for the Super 8 program.

Expenses

Amortization

Amortization has decreased by $26,932 for the quarter and $521,460 year to date. Last year, amortization on rental properties included $388,909 for the write off of tenant inducements, leasing costs, leaseholds and landlord's work for tenants who had moved out prior to the end of their lease. Depreciation has declined somewhat in those properties where a significant amount of tenant inducements, leasing costs, leaseholds and landlord's work were written off.

Direct costs

Year to date direct costs have increased by $2,465,496 but for Q2 direct costs decreased by $822,910 compared to the same quarter last year.

The year to date increase in direct costs is attributable to the cost of condominium closings – while the number of units closed this quarter is the same as in Q2 last year, year to date we have sold 75 units this year compared with 32 in the first six months of last year.

Direct costs associated with our commercial rental properties have remained stable compared to the same quarter last year.

Hospitality direct costs have decreased by $425,480 from $3,848,894 in Q2 last year to $3,423,414 this year. Q2 last year included direct costs of $361,654 for Paddy Flahertys and $172,454 for the Sheraton Suites Calgary Eau Claire which have both been sold.

Mortgage interest

Mortgage interest has increased by $310,166. This quarter mortgage interest expense includes $191,416 of additional interest incurred on certain mezzanine loans held by the

company. The weighted average interest rate on debt based on December 31st balances has increased from 7.81% to 8.19%. For the company's variable rate construction mortgages the prime rate increased from an average of 4.50% last year to 4.58% this year.

Income from properties

Income from properties has increased by $34,778 for the quarter and $712,028 year to date.

Real estate

Real estate income has increased by $48,632 for the quarter. The $242,560 increase in revenue was offset by an increase in mortgage interest of $219,072.

Condominiums

Income from condominiums has decreased by $125,551 to $523,720 for the quarter. While the same number of units were closed this quarter compared to last year, we have only a 50% share in the income from The Citadel Townhomes joint venture. Our share of income from this joint venture is $191,400 for the quarter and $656,216 year to date. Year to date income from condominiums has increased by $162,296 to $841,241 this year reflecting the increase in total units closed.

Hotels

Income from hotels has increased by $156,969. Last year's income included a $183,683 loss from the Sheraton Suites Calgary Eau Claire. Income on our three remaining properties has decreased by $26,714 for the quarter.

Restaurants

Income from restaurants has decreased by $41,151 to a loss of $63,222. In Q2 last year, the Sheraton restaurants showed a loss of $40,401 and Paddy Flaherty's in Waterloo, Ontario showed a net loss of $31,538. In the same quarter last year our remaining restaurant portfolio showed earnings of $42,227, compared to a loss of $63,910 this quarter. In addition to reflecting the decrease in sales, this loss is due to increased utility costs and repair and replacement of equipment at all locations.

General and administrative expenses

Year to date general and administrative expenses have decreased by $378,383 and for the quarter by $390,051. The Company has realized a decrease in legal fees as well other miscellaneous expenses.

Funds from operations

Operations provided funds of $415,752 in the second quarter of this year compared to $83,594 in the same quarter of last year. An increase of $332,158 mostly attributable to the decrease in general and administrative expenses this quarter. Income from properties before depreciation has increased by $25,846 from $1,435,831 to $1,461,677. Year to date our funds from operations have increased by $404,808 reflecting an increase in income from properties and a decrease in general and administrative expenses.

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Balance Sheet

Income properties

During the first six months of fiscal 2004 construction of Home Outfitters and McDonalds at 201 Chain Lake Drive was completed. The construction costs of both projects, which were approximately $ 1,800,000, were reclassified from Other properties under development to Rental properties.

Condominium properties under development

A total of 32 condominium units with a cost of $3,506,534 were sold during the quarter. This decrease in condominiums held for sale was offset by construction costs associated with The Royalton, Royal Hemlocks Townhouses and Citadel Townhomes. These changes resulted in a small net decrease to Condominium properties under development of $6,919.

Other properties under development

As noted above, during the first six months of this fiscal year, construction costs of $1,800,000 were reclassified from Other properties under development to Rental properties. In addition, $807,268 in construction costs for the Royalton Townhouses and The Citadel Joint Venture were reclassified to Condominiums under development.

Amounts receivable

At June 30th, 2003 amounts receivable included $354,000 as part of the legal settlement. In addition, at year-end receivables included $260,000 of Harmonized Sales Tax relating to several construction projects. Both amounts have been received in full.

Other assets

Other assets include loans receivable. As noted on in the notes to the financial statements for the year ended June 30, 2003, the loan receivable of $ 2,000,000 from Quebec Profits was repaid subsequent to year-end.

Mortgages

Year to date, an additional $2,329,469 in construction financing was incurred to complete The Royalton and Royal Hemlocks Townhouses. An additional $1,229,113 was drawn to finance the expansion at 201 Chain Lake Drive. Additional debt of $500,000 was assumed for general operations. These increases have been somewhat offset by the repayment of certain second mortgages on the commercial real estate properties.

Accounts payable and accrued liabilities

At June 30th, accruals included $3,800,000 for the lawsuit settlement which has been paid. Condominium construction payables have decreased by $822,040 from $2,915,218 at June 30, 2003 to $2,093,178 reflecting the completion of The Royalton.

Capital stock, adjustment arising on reorganization and contributed surplus

7,035,000 outstanding preferred shares with a par value of $1.00 were redeemed for $0.01 each on November 21st, 2003. The difference between the face value and redemption value eliminated the $5,068,005 adjustment arising on reorganization and increased contributed surplus by the balance of $1,896,645.

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Risk Management

Risk factors remain unchanged from those described in the company's June 30, 2003 Management Discussion and Analysis.

Forward Looking Statements

When used in this Management Discussion and Analysis, the words "believes" and "expects" and similar expressions are intended to identify forward-looking statements. These statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated or implied. Given these uncertainties, readers are cautioned not to place undue reliance on these statements.

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Pacrim International Announces Second Quarter Results
Halifax, Nova Scotia
For Immediate Release – Canada Wide
February 18, 2004

To our Shareholders

Pacrim International Capital Inc. (the company) is pleased to report the company's results for the second fiscal quarter ended December 31, 2003.

Financial Highlights

	3 months ended December 31		6 months ended December 31	
	2003 $	2002 $	2003 $	2002 $
Revenue	10,386,788	10,891,685	22,276,656	19,371,622
Income from properties	717,275	682,497	2,639,394	1,927,366
Net income	(351,751)	(166,460)	170,973	7,259,151
Funds from operations	415,752	83,594	2,074,552	1,669,744
Total assets	92,968,167	94,152,510	92,968,167	94,152,510
Income properties	73,054,677	69,709,033	73,054,677	69,709,033
Mortgages	65,859,000	62,010,709	65,859,000	62,010,709

Per Common Share

Revenue	0.16	0.17	0.35	0.31
Net income	(0.01)	0.00	0.00	0.11
Funds from operations	0.01	0.00	0.03	0.03

Real Estate

Commercial Portfolio

Revenue from our rental properties has increased by $242,560 compared to the same quarter last year. 12,420 sq.ft. of income producing leases commenced during the quarter with an additional 5,920 sq.ft. of renewals. At the end of the quarter total occupancy for the commercial portfolio has increased to 89% from 87% at year-end and 83% at December 31, 2002. Excluding 201 Chain Lake Drive which is currently being remerchandized, the remaining commercial portfolio has an overall occupancy of 94%.

Operating income has increased by $48,632 for the quarter. The increase in revenue was offset by an increase in interest expense on certain mortgages.

Multi-unit Residential

Year to date revenue from condominium sales has increased from $4,685,726 to $7,929,835 while revenue generated in the quarter has decreased by $518,203 to 4,030,254. A total of 75 units have been sold year to date compared to 32 units last year. Income from condominiums has decreased by $125,551 to $523,720 for the quarter. While the same number of units were closed this quarter compared to last year, a significant number of units closed relate to the Citadel Townhome project of which the company owns 50%.

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Hospitality

Hotels- owned properties

Revenue from the company's three hotels has increased by $165,870 to $2,593,491 this quarter.

Operating income from hotels has increased by $156,969. Last year's income included a $183,683 loss from the Sheraton Suites Calgary Eau Claire which was sold in July, 2002. The remaining hotels have maintained occupancy levels consistent with last year but with slightly higher room rates.

Revpar for the quarter has increased from $68.11 in the same quarter last year to $71.49 this quarter. Revpar for the six months ended December 31, 2003 has increased by $1.69 to $93.94 when compared to the same period last year.

Restaurants- owned properties

Revenue from the company's three restaurants for the quarter has decreased by $474,316 to $1,444,690. Last year's revenue from Paddy Flaherty's was $354,308 which was sold in July, 2003. Revenue from the three remaining restaurants has decreased by $120,008. This decrease is the result of lost sales during Hurricane Juan, increased competition as well as a reduction in pedestrian traffic at the MicMac Mall store.

Income from restaurants has decreased by $41,151 to a loss of $63,222. In the second quarter of last year, the company incurred losses of $71,939 from restaurants that have subsequently been sold. Our remaining restaurant portfolio showed earnings of $42,227 last year compared to a loss of $63,910 this quarter. This reflects the decrease in sales, increased utility costs and repair and replacement of equipment at all locations.

Management Services

Management fees earned by Pacrim Hospitality Services Inc. have increased by $37,566 for the quarter and $100,089 year to date reflecting improved revenues from existing properties and the opening of four new Super 8 properties in Ontario, Nova Scotia and New Brunswick.

Outlook

The company has recently entered into an agreement of purchase and sale with Morguard Real Estate Investment Trust to sell its Canadian commercial real estate assets. This transaction will enhance the company's liquidity and will facilitate its business plan objectives which are to invest in assets that offer the prospect of above average growth over a long time frame.

Guy Lam
Chairman

For more information please contact:

Tracy Sherren
Suite 11, 117 Kearney Lake Road
Halifax, Nova Scotia
Canada
B3M – 4N9

(902) 457-0144

82-3812



Pacrim International Capital Inc.

February 24, 2004

To the Following Securities Commission(s):

B.C. Securities Commission
Ontario Securities Commission

To the Following Stock Exchange(s):

Vancouver Stock Exchange
Toronto Stock Exchange

Dear Sirs:

RE: PACRIM INTERNATIONAL CAPITAL INC.

The material as listed below was sent by prepaid mail to all Registered Shareholders of the above-mentioned Company on the 24th day of February, 2004.

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

A) Interim Financial Statements for the six months ended December 31, 2003.

Yours very truly,
Pacrim International Capital Inc.

(Signed) Tracy C. Sherren, CA
Chief Financial Officer

Suite 11, 117 Kearney Lake Road
Halifax, NS

82-3872

PRESS RELEASE

PACRIM INTERNATIONAL CAPITAL INC. ANNOUNCES SALE OF CANADIAN COMMERCIAL REAL ESTATE ASSETS

HALIFAX, N.S., February 16, 2004-PACRIM INTERNATIONAL CAPITAL INC. (PCN : TSX) ("Pacrim" or the "Company"), a Hong Kong based company engaged in hospitality and real estate development and ownership, announced today that it has entered into an Agreement of Purchase and Sale with Morguard Real Estate Investment Trust ("Morguard REIT") to sell its Canadian commercial real estate assets to Morguard REIT.

The Pacrim assets being sold comprise a portfolio of retail, retail/ industrial, and office properties developed by Pacrim's wholly-owned Canadian subsidiary Pacrim Developments Inc., and situated in Atlantic Canada. A majority of the properties are located in the highly successful Bayers Lake Power Centre in Halifax, Nova Scotia. Upon closing in early April the transaction will realize gross sale proceeds in excess of Cdn. $65 million. Closing is subject to standard conditions for a transaction of this nature.

"This is a good time for the Company to sell income properties given its strategic plan. In addition, the recent increase in the value of the Canadian dollar against other major currencies provides Pacrim an exceptional opportunity to redeploy its investment capital in other regions of the world," said Guy Lam, Chairman of Pacrim. In Canada, Pacrim will continue to own hotels and restaurants through Pacrim Developments Inc., and will manage its hotels and other third party investor-owned hotels through its hospitality division. Pacrim will also maintain a development capability in order to respond to future opportunities in Canada.

Proceeds from the sale will enhance the Company's liquidity and will facilitate its business plan objectives which are to invest in assets located in economies that offer the prospect of above average growth over a long time frame. Pacrim's base in Hong Kong, together with its directors located in Hong Kong, Canada, Europe, and New Zealand, provide the Company with the opportunity and expertise to consider international investment possibilities. It is contemplated that a significant portion of the proceeds will eventually be committed to investments in mainland China and Hong Kong.

For further information: Tracy Sherren,
Suite 11,
117 Kearney Lake Road,
Halifax, Canada B3M 4N9
(902) 457-0144

82-3812

PACRIM INTERNATIONAL CAPITAL INC.
FOR IMMEDIATE RELEASE – CANADA WIDE
HALIFAX, NOVA SCOTIA
March 30th, 2004

PACRIM INTERNATIONAL CAPITAL INC. (PCN : TSX) (Pacrim) Pacrim announced today that its agreement with Morguard Real Estate Investment Trust to sell Pacrim's Canadian commercial real estate assets to Morguard has been terminated.

Guy Lam
Chairman

For more information please contact:

Tracy Sherren
Suite 11, 117 Kearney Lake Road
Halifax, Nova Scotia
Canada
B3M - 4N9

(902) 457-0144

82-3812

PACRIM INTERNATIONAL CAPITAL INC.

THIRD QUARTER RESULTS

TO

MARCH 31, 2004

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PACRIM INTERNATIONAL CAPITAL INC.
Consolidated Balance Sheets
As at March 31, 2004 and June 30, 2003
(Unaudited – Prepared by Management)

	March 31 2004 $	June 30 2003 $
Assets		
Income properties		
Rental properties	40,934,117	37,524,390
Hotels and other	19,701,135	22,178,668
Condominium properties under development	7,498,003	11,084,248
Other properties under development	692,231	3,173,328
	68,825,486	73,960,634
Other		
Cash and cash equivalents	232,776	327,158
Deposits	597,992	1,489,458
Amounts receivable	1,455,036	2,248,289
Prepaid expenses and deferred charges	2,784,107	3,193,495
Due from related parties (note 4)	7,739,442	7,630,211
Other assets	5,375,294	8,402,160
	87,010,133	97,251,405
Liabilities		
Mortgages payable	61,555,901	64,469,631
Other liabilities		
Accounts payable and accrued liabilities	3,497,580	10,987,377
Future income tax liability	1,751,962	1,305,645
Other debt	620,085	723,117
	67,425,528	77,485,770
Shareholders' Equity		
Capital stock	1,120,448	8,155,448
Adjustment arising on reorganization	-	(5,068,005)
Contributed surplus	2,989,916	1,093,271
Retained earnings	15,474,241	15,584,921
	19,584,605	19,765,635
	87,010,133	97,251,405

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PACRIM INTERNATIONAL CAPITAL INC.
Consolidated Statements of Income
For the three and nine months ended March 31, 2004 and 2003
(Unaudited – Prepared by Management)

	Three months ended March 31		Nine months ended March 31	
	2004 $	2003 $	2004 $	2003 $
Revenue	11,924,996	7,187,132	34,201,652	26,558,754
Expenses				
Amortization	765,542	819,877	2,252,992	2,828,787
Direct costs	9,524,413	5,517,863	25,024,615	18,552,569
Mortgage interest	1,215,897	1,399,574	3,865,506	3,800,214
	11,505,852	7,737,314	31,143,113	25,181,570
Income (loss) from properties	419,144	(550,182)	3,058,539	1,377,184
General and administrative expenses	1,272,970	1,225,166	3,203,942	3,534,519
Loss before the following	(853,826)	(1,775,348)	(145,403)	(2,157,335)
Gain on sale of hotel	-	(2,410)	-	9,448,214
Gain on repayment of debt	-	-	-	500,000
Gain on sale of restaurants	664,439	-	667,485	-
Gain on sale of marketable securities	-	-	16,595	-
Reduction of (increase in) provision against marketable securities	-	(35,284)	78,495	(108,871)
Income (loss) before income taxes	(189,387)	(1,813,042)	617,172	7,682,008
Provision for (recovery of) income taxes	92,266	(1086,709)	727,852	1,149,190
Net income (loss) for the period	(281,653)	(726,333)	(110,680)	6,532,818
Basic and fully diluted earnings per share	.00	(0.01)	.00	.10

82-3812

PACRIM INTERNATIONAL CAPITAL INC.
Consolidated Statements of Retained Earnings
For the nine months ended March 31, 2004 and 2003
(Unaudited - Prepared by Management)

	Nine months ended March 31	
	2004	**2003**
	$	**$**
Retained earnings, beginning of period	15,584,921	12,367,355
Net income (loss)	(110,680)	6,532,818
Retained earnings, end of period	15,474,241	18,900,173

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PACRIM INTERNATIONAL CAPITAL INC.
Consolidated Statements of Cash Flows
For the three and nine months ended March 31, 2004 and 2003
(Unaudited – Prepared by Management)

	3 months ended March 31		9 months ended March 31	
	2004 $	2003 $	2004 $	2003 $
Cash provided by (used in)				
Operating activities				
Net income (loss) for the period	(281,653)	(726,333)	(110,680)	6,532,818
Charges (credits) to income not involving cash				
Amortization	765,542	819,877	2,252,992	2,828,787
Equity in the results of an affiliated company	10,140	(9,812)	38,634	3,541
Gain on sale of hotel	-	2,410	-	(9,448,214)
Gain on repayment of debt	-	-	-	(500,000)
Gain on sale of restaurants	(664,439)	-	(667,485)	-
Increase in (reduction of) provision against marketable securities	-	35,284	(78,495)	108,871
Write down of property under development	67,188	-	67,188	-
Future income taxes	(22,859)	(1,116,177)	446,317	1,149,190
Funds from (used in) operations	(126,081)	(994,751)	1,948,471	674,993
Lease inducements	(415,216)	(76,337)	(1,212,466)	(179,578)
Net change in non-cash operating assets and liabilities	3,614,641	(1,038,053)	(1,041,109)	(4,865,505)
Cash flow from (used in) operating activities	3,073,344	(2,109,141)	(305,104)	(4,370,090)
Financing activities				
Mortgage financing	2,695,435	3,376,440	16,129,017	12,104,758
Mortgage principal repayment	(6,998,534)	(2,009,868)	(19,042,747)	(71,157,642)
Increase (decrease) in other debt	(30,005)	2,909	(103,032)	78,434
Cash flow from (used in) financing activities	(4,333,104)	1,369,481	(3,016,762)	(58,974,450)
Investing activities				
Capital expenditures				
Rental properties	(22,625)	(37,867)	(367,937)	(172,119)
Hotels	(88,697)	(149,888)	(205,373)	(588,464)
Properties under development	(14,976)	(456,051)	(276,410)	(1,533,897)
Decrease (increase) in loans receivable	(146,282)	265,250	2,523,759	(331,100)
Redemption of preferred shares	-	-	(70,350)	-
Proceeds from sale of income properties, net of costs	1,180,580	1,800,000	1,623,795	66,083,526
Cash flow from investing activities	908,000	1,421,444	3,227,484	63,457,946
Net change in cash and cash equivalents during the periods	(351,760)	681,784	(94,382)	113,406
Cash and cash equivalents, Beginning of periods	584,536	2,433,009	327,158	3,001,387
Cash and cash equivalents, End of periods	232,776	3,114,793	232,776	3,114,793
Supplemental cash flow information				
Interest income received	8,963	22,186	36,909	56,584
Interest paid	1,246,754	1,280,467	3,858,571	3,795,805
Taxes paid	81,674	94,059	308,199	259,059

82-3812

PACRIM INTERNATIONAL CAPITAL INC.
Notes to the Consolidated Financial Statements
For the nine months ended March 31, 2004 and 2003

1. Summary of accounting policies

These statements should be read in conjunction with our financial statements for the year ended June 30th, 2003 presented in our most recent Annual Report. Our Annual Report includes information necessary or useful to understanding the company's businesses and financial statement presentations. In particular, the company's significant accounting policies and practices were presented as Note 2 to the Consolidated Financial Statements.

The quarterly financial statements are unaudited. Financial information in this Report reflects any adjustments (consisting of only normal recurring adjustments) that are, in the opinion of management, necessary to reflect a fair statement of results for the interim periods in accordance with generally accepted accounting principals in Canada.

2. Share capital

Common shares
Authorized:
1,200,000,000 common shares with a par value of $0.01 each.
Issued and outstanding: 63,357,974 common shares.

3. Segmented information

Industry segments

3 months ended March 31, 2004	**Rental Properties $**	**Hospitality $**	**Condominium Sales and Other $**	**Total $**
Revenue	1,976,079	3,933,163	6,015,754	11,924,996
Expenses				
Amortization	453,209	261,532	50,801	765,542
Direct costs	760,816	3,382,607	5,380,990	9,524,413
Mortgage interest	696,524	406,873	112,500	1,215,897
	1,910,549	4,051,012	5,544,291	11,505,852
Income from properties	65,530	(117,849)	471,463	419,144

3 months ended March 31, 2003	**Rental Properties $**	**Hospitality $**	**Condominium Sales and Other $**	**Total $**
Revenue	1,811,832	4,547,527	827,773	7,187,132
Expenses				
Amortization	496,466	270,313	53,098	819,877
Direct costs	882,420	3,632,980	1,002,463	5,517,863
Mortgage interest	911,971	425,103	62,500	1,399,574
	2,290,857	4,328,396	1,118,061	7,737,314
Income from properties	(479,025)	219,131	(290,288)	(550,182)

82-3812

9 months ended March 31, 2004	Rental Properties $	Hospitality $	Condominium Sales and Other $	Total $
Revenue	5,689,692	14,126,306	14,385,654	34,201,652
Expenses				
Amortization	1,313,782	783,892	155,318	2,252,992
Direct costs	1,838,089	10,716,942	12,469,584	25,024,615
Mortgage interest	2,323,507	1,240,184	301,815	3,865,506
	5,475,378	12,741,018	12,926,717	31,143,113
Income from properties	214,314	1,385,288	1,458,937	3,058,539

9 months ended March 31, 2003	Rental Properties $	Hospitality $	Condominium Sales and Other $	Total $
Revenue	5,301,124	15,544,029	5,713,601	26,558,754
Expenses				
Amortization	1,819,520	835,940	173,327	2,828,787
Direct costs	1,838,709	11,704,617	5,009,243	18,552,569
Mortgage interest	2,342,368	1,395,346	62,500	3,800,214
	6,000,597	13,935,903	5,245,070	25,181,570
Income from properties	(699,473)	1,608,126	468,531	1,377,184

4. Due from related parties

Due from related parties includes loans to (from) the following:

	March 31 2004 $	June 30 2003 $
Lam & Co. International	3,393,805	3,037,868
Pacrim Capital Limited	1,353,675	2,582,826
PRC Realty Inc.	2,551,161	2,281,161
Wu Chun Finance Company	1,022,085	1,022,085
Due to Eminent Gain Limited	(234,194)	(371,512)
Due to ultimate holding company	(667,090)	(922,217)
Pacrim Hospitality Services Inc.	50,000	-
Due from Glenn Squires	270,000	-
	7,739,442	7,630,211

The loans receivable from Lam & Co. International, Pacrim Capital Limited and Wu Chun Finance Company all bear interest at the rate of 2% per annum and are due on November 1, 2006.

The loan receivable from PRC Realty Inc. bears interest at the rate of 15% per annum and is due on January 27, 2005. 3% of the shares of Wah Sang, a company incorporated in the People's Republic of China that manufactures boxes and other packaging, owned directly or indirectly by PRC Realty Inc., have been pledged as security.

82-3812

The promissory note receivable from Glenn Squires who is an officer of Pacrim Developments Inc. is non-interest bearing and due on January 30, 2006.

The other loans are all non-interest bearing with no set terms of repayment.

5. Subsequent Event

On April 14, 2004 the Company completed the sale of 201 Chain Lake Drive, Halifax, Nova Scotia for cash consideration of $14,500,000. The property consists of 118,692 s.f. of retail space. At March 31, 2004 the net book value of this property was $5,022,353. Upon closing, the purchaser assumed debt in the amount of $4,042,023 and debt of $2,742,716 was repaid. For the first 9 months of this year, this property generated $916,688 in revenue and income of $24,104.

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Pacrim International Capital Inc.
Management Discussion and Analysis
For the third quarter ending March 31, 2004

Overview

Pacrim International Capital Inc. (the company) through its wholly owned subsidiary Pacrim Developments Inc. is a growth oriented real estate and hospitality company which is focused on the ownership, development and management of commercial and residential real estate, hotels and restaurants. The company's primary investment objective is the creation of value for its shareholders by maximizing cash flow from its real estate and hotel portfolio and growing its asset base by new development and acquisitions.

At the end of the quarter the company had 600,000 sq.ft. of commercial real estate, 138 multi-family units in varying degrees of development, 3 hotels and 1 restaurant. During the quarter the sale of two restaurants was completed. Subsequent to quarter end the sale of one our commercial real estate properties, 201 Chain Lake Drive, Halifax, was completed.

Financial Highlights

	3 months ended March 31		9 months ended March 31	
	2004 $	2003 $	2004 $	2003 $
Revenue	11,924,996	7,187,132	34,201,652	26,558,754
Income (loss) from properties	419,144	(550,182)	3,058,539	1,377,184
Net income (loss)	(281,653)	(726,333)	(110,680)	6,532,818
Funds from (used in) operations	(126,081)	(994,751)	1,948,471	674,993
Total assets	87,010,133	96,477,565	87,010,133	96,477,565
Income properties	68,825,486	71,872,014	68,825,486	71,872,014
Mortgages	61,555,901	63,377,281	61,555,901	63,377,281

Per Common Share

Revenue	0.19	0.11	0.54	0.42
Net income	0.00	(0.01)	0.00	0.10
Funds from operations	0.00	(0.02)	0.03	0.01

Operations

Revenue

Revenue for the third quarter has increased by $4,737,864 compared to the same quarter last year. Year to date revenue has increased by $ 7,642,898.

Real estate

Commercial

Revenue from our rental properties has increased by $164,247 compared to the same quarter last year. At the end of this quarter total occupancy of 89% for the commercial portfolio has remained unchanged from the end of the previous quarter. Occupancy at the end of the same quarter last year was 82%. As indicated in our notes to the interim financial statements, 201 Chain Lake Drive was sold subsequent to quarter end. For the first 9 months of this year, this property generated $916,688 in revenue and income of $24,104.

82-3812

Excluding 201 Chain Lake Drive occupancy at the end of this quarter is 92%.

16,314 s.f. of space was leased and 18,000 s.f. was renewed during the quarter.

Condominium sales

Condominium sales include revenue from four developments – The Royalton and Royale Hemlocks Townhomes in Halifax, N.S., Golf Greens in Fredericton, New Brunswick and our share of The Citadel Townhomes joint venture in Calgary, Alberta.

Sales revenue of $5,855,564 this quarter includes $2,425,464 from The Royalton, $2,672,094 from The Citadel, $390,366 from Golf Greens and $367,640 from Royale Hemlocks Townhomes. A total of 50 condominium units and 2 townhomes were closed this quarter. Last year in Q3 condominium revenue of $733,697 was from the sale of 5 units at Golf Greens.

Year to date revenue from condominium sales has increased from $5,419,423 to $13,785,399 for the first nine months of this year. A total of 127 units have been sold year to date compared to 37 units last year.

Hospitality

Hotels

Revenue from the company's three hotels has increased by $66,818 to $2,532,003 this quarter. Year to date revenue has increased by $102,139 to $ 9,152,979.

Revpar for the quarter has increased from $70.38 in the same quarter last year to $71.98 this quarter. Year to date Revpar has increased from $85.54 for the nine months ended March 31, 2003 to $86.68 this year.

Property	2004 Q1 Revpar $	2004 Q2 Revpar $	2004 Q3 Revpar $	2004 Q1-Q3 RevPar $
Radisson Suite Hotel Halifax	143.60	98.25	90.31	110.79
Holiday Inn Express Halifax	101.94	65.10	57.60	74.94
Holiday Inn Express Moncton	107.37	57.63	68.88	77.99

Property	2003 Q1 Revpar $	2003 Q2 Revpar $	2003 Q3 Revpar $	2003 Q1-Q3 RevPar
Radisson Suite Hotel Halifax	149.52	94.53	93.84	112.77
Holiday Inn Express Halifax	102.52	62.77	56.45	74.04
Holiday Inn Express Moncton	106.27	53.79	63.55	74.61

The hotels continue to maintain occupancy levels consistent with last year but with slightly higher room rates.

Restaurants

Two of the company's three restaurants were sold on March 28, 2004 realizing a gain of $664,439.

Revenue from the restaurant division for the quarter has decreased by $135,904 from $1,488,361 to $1,352,457 compared to the same period last year.

Year to date revenue has decreased by $1,304,811 to $4,531,889. Fiscal 2003 included $1,011,012 from Paddy Flaherty's which was sold on July 20, 2003. Revenue from the three remaining restaurants has decreased by $332,501 due to increased competition in the markets in which they operate.

The remaining restaurant located in our Radisson Suite Hotel in Halifax generated revenue of $388,436 for the quarter and $1,309,425 year to date which is down slightly from the previous year.

Hospitality Services

At January 31st, 2004 the company's ownership interest in Pacrim Hospitality Services Inc. (PHSI) was reduced from 45% to 4.5%. With an ownership interest of 45% we consolidated our proportionate share of the assets, liabilities and earnings of PHSI. At March 31, 2004 our investment in PHSI has been accounted for on the cost basis. Our net asset position in PHS at disposition was $ 12,879. Proceeds on disposition were $15,750 resulting in a gain.

Our share of the results to January 31, 2004 of PHSI have been included in the consolidated income statement. This included $441,438 of revenue and $99,269 of income before taxes.

Expenses

Amortization

Amortization has decreased by $54,335 for the quarter and $575,795 year to date. Last year, amortization on rental properties included $388,909 for the write off of tenant inducements, leasing costs, leaseholds and landlord's work for tenants who had moved out prior to the end of their lease. Depreciation has declined somewhat in those properties where a significant amount of tenant inducements, leasing costs, leaseholds and landlord's work were written off.

Direct costs

Year to date direct costs have increased by $ 6,472,046 and for Q3 direct costs increased by $ 4,006,550 compared to the same quarter last year.

The increase in direct costs this quarter is attributable to the cost of condominium closings – this quarter we closed 52 units compared to only 5 in the same quarter last year. Year to date we have closed 127 units compared to 37 last year.

Year to date total direct costs associated with our commercial rental properties have remained stable with a slight increase in property taxes offset by lower snow removal costs. For the quarter, direct expenses decreased by $121,605 from $882,421 to $760,816 reflecting these lower costs.

Hospitality direct costs have decreased by $250,373 from $3,632,980 in Q3 last year to $3,382,607 this year. Q3 last year included direct costs of $401,373 for Paddy Flahertys which was sold in the first quarter of this year. Direct costs of the remaining restaurants owned during the quarter were $ 57,255 lower than in the same quarter last year due to lower sales.

Mortgage interest

Mortgage interest has decreased by $183,677 for the quarter. In this quarter last year we accrued $242,083 of additional interest relating to prior periods. The weighted average interest rate on debt based on March 31st balances has increased slightly from 8.12% last year to 8.35% this year.

Income from properties

Income from properties has increased by $969,326 for the quarter and $1,681,355 year to date.

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Real estate

Real estate income has increased by $544,555 for the quarter reflecting a $164,247 increase in revenue and a decrease in expenses of $381,308. The decrease in expenses reflects lower amortization and operating costs and the fact that last year as noted above mortgage interest included an accrual of $242,083.

Condominiums

Income from condominiums has increased by $743,192 to $474,624 for the quarter reflecting the increase in units closed as already noted above.

Hotels

Income from our three remaining hotels has increased by $20,758 compared to the same quarter last year.

Restaurants

Income for the quarter from the restaurant division has decreased by $163,711 to a loss of $156,820. The results reflect the decrease in sales from the division as well as $60,000 of closing costs that were incurred as part of the sale on March 28, 2004.

General and administrative expenses

Year to date general and administrative expenses have decreased by $330,577 and for the quarter there is a small increase of $47,804. Year to date, the company has realized a decrease in legal fees as well other miscellaneous expenses.

Provision for income taxes

Last year in Q3 we reduced our future income tax liability by $678,792 reflecting a change in the deductibility of parked debt repayments. The repaid amount of parked debt that is deductible has increased from 50% to 75%.

Balance Sheet

Rental properties

During the first six months of fiscal 2004 construction of Home Outfitters and McDonalds at 201 Chain Lake Drive was completed. The construction costs of both projects, which were approximately $1,800,000, were reclassified from Other properties under development to Rental properties. At the end of this quarter, we sold our East Side Mario's restaurant located in Bayers Lake but retained ownership of the building. The net book value of the land and building of $1,182,710 has been reclassified from Hospitality and other to Rental properties reflecting the change in use.

Hotel and other

On March 28th, 2004 we completed the sale of two of our three East Side Mario's restaurants. Net assets at disposition had a book value of $535,513. The total purchase price of these properties was $1,200,000. As noted above, $1,182,710 in land and buildings was transferred from Hospitality and other to Rental properties.

Condominium properties under development

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A total of 50 condominium units and 2 townhomes with a total cost of $5,380,940 were sold during the quarter. This decrease in condominiums held for sale was offset by construction costs associated with The Royalton, Royal Hemlocks Townhouses and Citadel Townhomes. These changes resulted in a net decrease to Condominium properties under development of $3,579,326 for the quarter.

Other properties under development

As noted above, during the first six months of this fiscal year, construction costs of $1,800,000 were reclassified from Other properties under development to Rental properties. In addition, $807,268 in construction costs for the Royalton Townhomes and The Citadel Joint Venture were reclassified to Condominiums under development.

Amounts receivable

At June 30th, 2003 amounts receivable included $354,000 as part of the legal settlement. In addition, at year-end receivables included $260,000 of Harmonized Sales Tax relating to several construction projects. These amounts have been collected during fiscal 2004.

Prepaids and Deferred Charges

Deferred charges associated with the three restaurants sold in fiscal 2004 had a book value of $214,698 at disposition. Year to date amortization in the amount of $310,365 relates to deferred charges. Prepaid expenses have not fluctuated significantly since year end.

Other assets

Other assets include loans receivable. A loan receivable of $2,000,000 from Quebec Profits Ltd. was repaid subsequent to year-end. Loans receivable also includes $500,000 relating to the sale of the two restaurants.

Mortgages

Year to date, an additional $5,050,048 in construction financing was incurred to complete The Royalton Condominiums and Royal Hemlocks Townhouses. During the first nine months of the year, $4,848,215 was repaid on this financing from condominium and townhome sales proceeds. An additional $1,229,113 was drawn to finance the expansion at 201 Chain Lake Drive. Also, additional debt of $500,000 was assumed for general operations. These increases have been somewhat offset by the repayment of second mortgages on the commercial real estate properties and debt associated with the three restaurants that were sold.

Accounts payable and accrued liabilities

At June 30th, accruals included $3,800,000 for the lawsuit settlement which has been paid. Condominium construction payables have decreased by $2,105,297 reflecting the completion of the construction of The Royalton and the Citadel Townhome developments.

Capital stock, adjustment arising on reorganization and contributed surplus

7,035,000 outstanding preferred shares with a par value of $1.00 were redeemed for $0.01 each on November 21st, 2003. The difference between the face value and redemption value eliminated the $5,068,005 adjustment arising on reorganization and increased contributed surplus by the balance of $1,896,645.

Liquidity and Capital Resources

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The company had cash of $232,766 at March 31, 2004 compared to cash of $327,158 at June 30, 2004. During the first nine months of the current year, the company generated $1,948,471 from operations and has used these funds to repay debt as well as invest further capital into the commercial real estate portfolio.

The strong cash from operations is a result of increased occupancy in the commercial portfolio as well as the collection of proceeds from a higher number of condominium sales. Funds from operations has also improved in the third quarter when compared to the same period last year due to improved operating results. The company expects to continue to experience strong cash flow from its existing commercial and hospitality assets as well as from the condominium sales.

Financing activities for the quarter consisted mainly of net payments on construction and long-term mortgages of $4,303,099. Funds generated from investing activities for the quarter consist mainly of the collection of loans receivable as well as the proceeds from the sale of the two restaurants.

The company benefits from a broad base of financing sources from several financial institutions and other private lenders. These parties have financed working capital, land development and construction and capital asset acquisitions. The company believes that these existing relationships as well as other sources of debt financing if needed will be available to finance future operating and investing activities.

Risks

The company's two major business segments operate in industries that are cyclical in nature. As a result the company is exposed to certain risks and uncertainties that could materially impact future earnings. Following is a brief discussion of the major risks and uncertainties that could impact the company's operations.

Financing and interest rate risk

The company will require additional financing in order to grow and expand its operation. It is possible such financing will be unavailable or if available, subject to unfavorable terms. This will be dependent upon the economic conditions prevailing at the time. In addition, upon expiry of the financing of any particular property, refinancing on a conventional mortgage loan basis may not be available in the amounts required or may be available only on terms less favorable to the company than existing financing. To help mitigate the risks of refinancing, the company has reduced its loan to value ratios, fixed interest rates, increased cashflow coverages and refinanced certain properties prior to their maturity dates.

Management believes the majority of the company's upcoming debt maturity can be refinanced at the existing balances and at competitive rates.

The company and the real estate industry have significant exposure to interest rate risk. The majority of the company's debt is fixed rate thereby mitigating its exposure to increases in short-term interest rates. Management's strategy is to lock in long term financing at competitive rates to limit any negative effects on cash flows from increases in interest rates.

Leasing risk

The company's rental properties generate revenue through rental payments made by tenants of the properties. Upon the expiry of any lease, there can be no assurance that the lease will be renewed or the tenant replaced. The terms of any subsequent lease may be less favorable than the existing lease. While it is not expected that markets will significantly change in the near future, a disruption in the economy could have a significant impact on how much space tenants will lease and the rental rates paid by the tenants. This would impact the income produced by the commercial portfolio as a result of downward pressure on net effective rents.

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The company attempts to stagger lease maturities on a property-by-property basis thereby generating a more stable flow of revenue and mitigating the risks related to changing market conditions. Management's leasing philosophy is focused on obtaining long-term tenancies with contractual rent escalation.

Tenant defaults

At any time a tenant may seek the protection of bankruptcy, insolvency or similar laws which could result in the rejection and termination of the tenant's lease and thereby cause a reduction in the cashflow available to the company. Although the company has not experienced material losses from tenant bankruptcies, no assurance can be given that tenants will not file for bankruptcy or similar protection in the future. In addition, a tenant may experience a downturn in its business which may cause the loss of the tenant or may weaken its financial condition and result in the failure to make rental payments when due. The company mitigates this risk by performing significant financial due diligence on new and renewing tenants, focusing leasing efforts on Class A national tenants as well as obtaining corporate guarantees on most of the company's leases.

Seasonal and cyclical business

The company's hotel properties are subject to normal operating risks common to the hotel industry, including seasonal and cyclical business fluctuations.

Individual hotel properties are aware of the seasonal nature of their markets and sales initiatives are planned to offset times of low demand. In addition, cost containment practices are well established and management is able to react quickly to changes in demand, thereby lessening the impact on the company's profitability.

Forward Looking Statements

When used in this Management Discussion and Analysis, the words "believes" and "expects" and similar expressions are intended to identify forward-looking statements. These statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated or implied. Given these uncertainties, readers are cautioned not to place undue reliance on these statements.

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Pacrim International Announces Third Quarter Results
Halifax, Nova Scotia
For Immediate Release – Canada Wide
May 10, 2004

To our Shareholders

Pacrim International Capital Inc. (the company) is pleased to report the company's results for the third fiscal quarter ended March 31, 2004.

Financial Highlights

	3 months ended March 31		9 months ended March 31	
	2004 $	2003 $	2004 $	2003 $
Revenue	11,924,996	7,187,132	34,201,652	26,558,754
Income (loss) from properties	419,144	(550,182)	3,058,539	1,377,184
Net income (loss)	(281,653)	(726,333)	(110,680)	6,532,818
Funds from (used in) operations	(126,081)	(994,751)	1,948,471	674,993
Total assets	87,010,133	96,477,565	87,010,133	96,477,565
Income properties	68,825,486	71,872,014	68,825,486	71,872,014
Mortgages	61,555,901	63,377,281	61,555,901	63,377,281

Per Common Share

Revenue	0.19	0.11	0.54	0.42
Net income	0.00	(0.01)	0.00	0.10
Funds from operations	0.00	(0.02)	0.03	0.01

Real estate

Commercial

Revenue from our rental properties has increased by $164,247 compared to the same quarter last year. At the end of this quarter total occupancy of 89% for the commercial portfolio has remained unchanged from the end of the previous quarter. Occupancy at the end of the same quarter last year was 82%.

Real estate income has increased by $544,555 for the quarter reflecting a $164,247 increase in revenue and a decrease in expenses of $381,308. The decrease in expenses reflects lower amortization and operating costs.

On April 14, 2004 the company completed the sale of 201 Chain Lake Drive, Halifax, Nova Scotia for cash consideration of $14,500,000. The property consists of 118,692 s.f. of retail space. For the first 9 months of this year, this property generated $916,688 in revenue and income of $24,104.

Multi-unit Residential

Condominium sales include revenue from four developments – The Royalton and Royale Hemlocks Townhomes in Halifax, N.S., Golf Greens in Fredericton, New Brunswick and our share of The Citadel Townhomes joint venture in Calgary, Alberta.

Sales revenue of $5,855,564 this quarter includes $2,425,464 from The Royalton, $2,672,094 from The Citadel, $390,366 from Golf Greens and $367,640 from Royale Hemlocks Townhomes. A total of 50 condominium units and 2 townhomes were closed

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this quarter. Last year in Q3 condominium revenue of $733,697 was from the sale of 5 units at Golf Greens.

Income from condominium sales has increased by $743,192 to $474,624 for the quarter reflecting the increase in units closed.

Hospitality

Hotels

Revenue from the company's three hotels has increased by $66,818 to $2,532,003 this quarter. Year to date revenue has increased by $102,139 to $ 9,152,979.

Revpar for the quarter has increased from $70.38 in the same quarter last year to $71.98 this quarter. Year to date Revpar has increased from $85.54 for the nine months ended March 31, 2003 to $86.68 this year.

Income from our three hotels has increased by $20,758 compared to the same quarter last year. The hotels continue to maintain occupancy levels consistent with last year but with slightly higher room rates.

Restaurants

Revenue from the restaurant division for the quarter has decreased by $135,904 from $1,488,361 to $1,352,457 compared to the same period last year. Revenue has decreased due to increased competition in the market.

Two of the company's three restaurants were sold on March 28, 2004 realizing a gain of $664,439. Income for the quarter from the restaurant division has decreased by $163,711 to a loss of $156,820. The results reflect the decrease in sales from the division as well as $60,000 of closing costs that were incurred as part of the sale.

Hospitality Services

At January 31st, 2004 the company's ownership interest in Pacrim Hospitality Services Inc. (PHSI) was reduced from 45% to 4.5%. This investment generated year to date revenue of $441,438 and $99,269 of income before taxes. PHSI will continue to manage the company's three hotels.

Outlook

During January 2004 the company entered into an agreement of purchase and sale with a large Canadian Real Estate Investment Trust. This transaction did not close as anticipated. The company continues to pursue the plan to divest of its Canadian Real Estate assets which will facilitate its objectives and allow the company to invest in assets that offer the prospect of above average growth over a long time frame.

Guy Lam
Chairman

For more information please contact:

Tracy Sherren
Suite 11, 117 Kearney Lake Road
Halifax, Nova Scotia
Canada
B3M - 4N9

(902) 457-0144

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Pacrim International Capital Inc.

May 14, 2004

To the Following Securities Commission(s):

B.C. Securities Commission
Ontario Securities Commission

To the Following Stock Exchange(s):

Vancouver Stock Exchange
Toronto Stock Exchange

Dear Sirs:

RE: PACRIM INTERNATIONAL CAPITAL INC.

The material as listed below was sent by prepaid mail to all Registered Shareholders of the above-mentioned Company on the 14th day of May, 2004.

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

A) Interim Financial Statements for the nine months ended March 31, 2004.

Yours very truly,
Pacrim International Capital Inc.

(Signed) Tracy C. Sherren, CA
Chief Financial Officer

Suite 11, 117 Kearney Lake Road
Halifax, NS